Financial Statements Pursuant to Rule 17a-5 of the SEC and Report of Independent Registered Public Accounting Firm

Cohen & Company Securities, LLC (a wholly owned subsidiary of Cohen & Company Securities Holdings, LP)

December 31, 2025



GRANT THORNTON LLP

Two Commerce Square,
2001 Market St., Suite 800
Philadelphia, PA 19103

D +1 215 561 4200
F +1 215 561 1066

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Cohen & Company Securities, LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Cohen & Company Securities, LLC (a Delaware Limited Liability Company) (the "Company") as of December 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental information
The information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules 1 and 2. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2011.

Philadelphia, Pennsylvania
February 27, 2026

Cohen & Company Securities, LLC
(a wholly owned subsidiary of Cohen & Company Securities Holdings, LP)
Statement of Financial Condition
December 31, 2025
(Dollars in thousands)

Assets

Cash and cash equivalents	$	2,716
Receivables from brokers, dealers, and clearing agencies		46,172
Receivables under resale agreements		357,408
Investments - trading		140,576
Other investments, at fair value		34,844
Right-of-use asset		2,183
Other assets		4,980
Total assets	$	588,879

Liabilities and member's equity

Other liabilities	$	3,318
Accrued compensation		18,505
Due to Parent		23,323
Lease obligations - operating leases		2,310
Securities sold under agreements to repurchase		400,391
Trading securities sold, not yet purchased		36,617
Total liabilities		484,464
Member's equity		104,415
Total member's equity		104,415
Total liabilities and member's equity	$	588,879

See accompanying notes to the financial statements.

Cohen & Company Securities, LLC
(a wholly owned subsidiary of Cohen & Company Securities Holdings, LP)
Statement of Operations
For the Year Ended December 31, 2025
(Dollars in thousands)

Revenues		
Investment banking and new issue	$	182,900
Net trading		47,347
Principal transactions and other income		50
Total revenues		230,297
Operating expenses		
Compensation and benefits		133,615
Business development		1,935
Occupancy and equipment		2,892
Subscriptions, clearing, and execution		14,768
Professional fees and other operating		9,000
Total operating expenses		162,210
Net income	$	68,087

See accompanying notes to the financial statements.

	Cohen & Company Securities, LLC
	(a wholly owned subsidiary of Cohen & Company Securities Holdings, LP)
	Statement of Changes in Member's Equity
	For the Year Ended December 31, 2025
	(Dollars in thousands)

		Member's equity
Balance at January 1, 2024	$	77,328
Distributions		(41,000)
Net income		68,087
Balance at December 31, 2025	$	104,415

See accompanying notes to the financial statements.

Cohen & Company Securities, LLC
(a wholly owned subsidiary of Cohen & Company Securities Holdings, LP)
Statement of Cash Flows
For the Year Ended December 31, 2025
(Dollars in thousands)

Operating activities		
Net Income	$	68,087
Adjustments to reconcile net income to net cash used in operating activities:		
Loss on other investments, at fair value		187,174
Gains on other investments sold, not yet purchased		(376)
Non cash consideration received		(232,398)
Changes in operating assets and liabilities:		
Decrease in investments-trading		7,756
Increase in trading securities sold, not yet purchased		185
Decrease in receivables under resale agreements		310,851
Decrease in securities sold under agreements to repurchase		(295,575)
Change in receivables from / payables to brokers, dealers, and clearing agencies		(69,334)
Change in due from / due to Parent		18,219
Increase in other assets		(2,863)
Increase in other liabilities and accrued compensation		16,902
Net cash provided by operating activities		8,628
Investing activities		
Purchases of other investments, at fair value		(14,545)
Sales of other investments, at fair value		42,925
Sales of other investments sold, not yet purchased		316
Net cash provided by investing activities		28,696
Financing activities		
Distributions to Parent		(41,000)
Net cash used in financing activities		(41,000)
Net decrease in cash and cash equivalents		(3,676)
Cash and cash equivalents at the beginning of the year		6,392
Cash and cash equivalents at the end of the year	$	2,716

See accompanying notes to the financial statements.

Notes to Financial Statements
December 31, 2025
(Dollars in thousands)

1. COMPANY AND FORMATION

Cohen & Company Securities, LLC (formerly known as J.V.B. Financial Group, LLC) (the "Company" or "CCS") is a wholly owned limited liability company of Cohen & Company Securities Holdings, LP (formerly known as JVB Financial Group Holdings, LP) (the "Parent").

The Parent is a wholly owned subsidiary of Cohen and Company, LLC (the "Operating LLC"), which is a voting-controlled subsidiary of Cohen & Company Inc. ("COHN").

The Company is a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is a member of the Securities Investor Protection Corporation ("SIPC").

In its net trading activities, the Company's customers are predominately institutional investors including brokers and dealers, commercial banks, asset managers, hedge funds, middle-market mortgage originators, and other financial institutions.

In the Company's investment banking and new issue activities, its customers are SPACs, SPAC sponsors, and growth companies with a focus on frontier technologies, digital assets, energy transition, and natural resources.

The Company clears its securities transactions through clearing brokers on a fully disclosed basis. The Company is considered self-clearing for its gestation repo business. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

2. BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company has evaluated subsequent events through the date the financial statements were issued on February 27 , 2026.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments that have original maturities of three months or less. The Company maintains deposits in excess of federally insured limits and maintains funds in short term investment accounts that are not covered by federal insurance. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these cash and cash equivalents are held. To date, the Company has not experienced any losses on cash and cash equivalents.

C. Receivables from and Payables to Brokers, Dealers, and Clearing Agencies

The Company clears all securities transactions, other than collateralized securities transactions, with Pershing, LLC ("Pershing"). During the year, the Company held certain of its investments in brokerage accounts with Cantor Fitzgerald, Watermill Trading, and Argent Institutional Trust.

See note 8 for discussion of the Company's collateralized securities transactions and how they are cleared.

Receivables from brokers, dealers and clearing agencies consist of the following: deposits with the Company's clearing brokers, to

(Dollars in thousands)

support the Company's securities trading activities and cash received by the Company upon execution of short trades that is restricted from withdrawal by the clearing agent. The receivables are short term in nature.

Payables to brokers, dealers and clearing agencies consist of the margin payable with the Company's clearing broker and net settlement payable for securities sold and trades made with various counterparties that had not settled as of December 31, 2025. These payables are short term in nature. See note 4.

D. Financial Instruments

The Company accounts for its investment securities at fair value under various accounting literature including the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 940-320 which requires investments in securities to be accounted for at fair value initially and subsequent to acquisition. ASC 940-320 requires unrealized and realized gains to be included as a component of the statement of operations. When the Company acquires a non-security investment, like whole loans, the Company will generally elect to account for it under the fair value option (ASC 825).

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities, the Company determines fair value according to the fair value measurement provisions included in FASB ASC 820, *Fair Value Measurements and Disclosures* ("FASB ASC 820"). FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a valuation hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a valuation hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: level 1, 2 and 3.

In general, when the Company acquires a security or other financial asset accounted for at fair value, it will include these as a component of investments trading or trading securities sold, not yet purchased. However, when the Company acquires an investment for the purpose of earning a return or as non cash consideration for services, rather than to support the Company's trading or gestation repo operations, the Company classifies that investment as other investments, at fair value or other investments sold, not yet purchased.

The determination of fair value is based on either quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or, valuation models when quotations are not available. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Investments-trading

Unrealized and realized gains and losses on securities classified as investments-trading are recorded in net trading in the statement of operations. See note 5.

Trading Securities Sold, Not Yet Purchased

Trading securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. Unrealized and realized gains and losses on trading securities sold, not yet purchased are recorded in net trading in the statement of operations. See note 5.

Other Investments, at fair value

Unrealized and realized gains and losses on securities classified as other investments, at fair value are recorded as a component of principal transactions and other income or investment banking and new issue revenue in the statement of operations. See note 5 and 9.

Other Investments Sold, Not Yet Purchased

Other investments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. These investments differ from investments classified as trading securities sold, not yet purchased as they are acquired for purposes of earning a return rather than to support the

(Dollars in thousands)

Company's trading or gestation repo operations or they are acquired as an economic hedge to the Company's investments classified as other investments at fair value. However, they may be entered into as speculative investments as well. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. Unrealized and realized gains and losses on other investments securities sold, not yet purchased are recorded in principal transactions in the statement of operations. See note 5.

E. Derivative Financial Instruments

FASB ASC 815, *Derivatives and Hedging* ("FASB ASC 815"), provides for optional hedge accounting. When a derivative is deemed to be a hedge and certain documentation and effectiveness testing requirements are met, reporting entities are allowed to record all or a portion of the change in the fair value of a designated hedge as an adjustment to other comprehensive income ("OCI") rather than as a gain or loss in the statements of operations. To date, the Company has not designated any derivatives as hedges under the provisions included in FASB ASC 815.

All of the derivatives that the Company enters into contain master netting arrangements. If certain requirements are met, the offsetting provisions included in FASB ASC 210, *Balance Sheet* ("FASB ASC 210"), allow (but do not require) the reporting entity to net the asset and liability on the statement of financial condition. It is the Company's policy to present the assets and liabilities on a net basis if the conditions of FASB ASC 210 are met. However, in general the Company does not enter into offsetting derivatives with the same counterparties. Therefore, no derivatives are presented on a net basis.

Derivative financial instruments are recorded at fair value. If the derivative was entered into as part of its trading operations, it will be included as a component of investments-trading or trading securities sold, not yet purchased. If it is entered into as a hedge for another financial instrument included in other investments, at fair value or other investments sold, not yet purchased then the derivative will be included as a component of other investments, at fair value or other investments sold, not yet purchased.

The Company may, from time to time, enter into derivatives to manage its risk exposures arising from (i) fluctuations in foreign currency rates with respect to the Company's investments in foreign currency denominated investments; (ii) the Company's investments in interest sensitive investments; and (iii) the Company's facilitation of mortgage-backed trading. Derivatives entered into by the Company, from time to time, may include (a) foreign currency forward contracts; (b) purchase and sale agreements of to-be-announced securities ("TBAs") and other forward agency mortgage-backed security ("MBS") contracts; and (c) other extended settlement trades.

TBAs are forward contracts to purchase or sell MBS contracts whose collateral remains "to be announced" until just prior to the trade settlement. In addition to TBAs, the Company sometimes enters into forward purchases or sales of agency MBS where the underlying collateral has been identified. These transactions are referred to as other forward agency MBS contracts. TBAs and other forward agency MBS contracts are accounted for as derivatives by the Company under FASB ASC 815. The settlement of these transactions is not expected to have a material effect on the Company's financial statements.

In addition to TBAs and other forward agency MBS contracts, the Company may from time to time enter into other securities or loan trades that do not settle within the normal securities settlement period. In those cases, the purchase or sale of the security or loan is not recorded until the settlement date. However, from the trade date until the settlement date, the Company's interest in the security is accounted for as a derivative as either a forward purchase commitment or forward sale commitment. The Company will classify the related derivative either within investments –trading or other investments, at fair value depending on where it intends to classify the investment once the trade settles.

Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of carrying amount. Depending on the Company's investment strategy, realized and unrealized gains and losses are recognized in principal transactions and other income or in net trading in the Company's statement of operations on a trade date basis. See note 7.

F. Variable Interest Entities

FASB ASC 810, *Consolidation* ("FASB ASC 810") contains the guidance surrounding the definition of variable interest entities ("VIEs"), the definition of variable interests, and the consolidation rules surrounding VIEs. In general, VIEs are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company has variable interests in VIEs through its investments in various securitization entities as well as its investments in special purpose vehicles ("SPVs") . See Note 5.

Once it is determined that the Company holds a variable interest in a VIE, FASB ASC 810 requires that the Company perform a qualitative analysis to determine (i) which entity has the power to direct the matters that most significantly impact the VIE's financial

performance; and (ii) if the Company has the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive the benefits of the VIE that could potentially be significant to the VIE. The entity that has both of these characteristics is deemed to be the primary beneficiary and required to consolidate the VIE. This assessment must be done on an ongoing basis. See note 5.

G. Collateralized Securities Transactions

The Company may enter into transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements" or "receivables under resale agreements") or sales of securities under agreements to repurchase ("repurchase agreements"). The resulting interest income and expense are included in net trading in the statement of operations. See notes 8 and 9.

In the case of reverse repurchase agreements, the Company generally takes possession of securities or cash as collateral. Likewise, in the case of repurchase agreements, the Company is required to provide the counterparty with securities or cash as collateral.

In certain cases, a repurchase agreement and a reverse repurchase agreement may be entered into with the same counterparty. If certain requirements are met, the offsetting provisions included in FASB ASC 210, *Balance Sheet* ("FASB ASC 210"), allow (but do not require) the reporting entity to net the asset and liability on the statement of financial condition. It is the Company's policy to present the assets and liabilities on a gross basis even if the conditions of ASC 210 are met. In general, the Company enters into a master repurchase agreement ("MRA") with each counterparty with which it enters into either repurchase agreements or reverse repurchase agreements. The MRA includes an enforceable netting arrangement. Therefore, if the Company has both an outstanding reverse repurchase agreement and repurchase agreement with the same counterparty, it may have certain repo transactions that qualify for netting under ASC 210. However, the Company will present the balances on a gross basis.

The Company classifies reverse repurchase agreements as a separate line item within the assets section of the Company's statement of financial condition. The Company classifies repurchase agreements as a separate line item within the liabilities section of the Company's statement of financial condition.

In the case of reverse repurchase agreements, if the counterparty is unable or unwilling to fulfill its obligation to repurchase the collateral securities at maturity, the Company can sell the collateral securities to repay the obligation. However, the Company is at risk that it may sell at unfavorable market prices and may sustain significant losses. The Company's policy to control this risk is monitoring the market value of securities pledged or used as collateral on a daily basis and requiring additional collateral in the event the market value of the existing collateral declines.

In the case of repurchase agreements, if the counterparty makes a margin call and the Company is unable or unwilling to meet the margin call, the counterparty can sell the securities to repay the obligation. The Company is at risk that the counterparty may sell the securities at unfavorable market prices and the Company may sustain significant losses. The Company controls this risk by monitoring its liquidity position to ensure it has sufficient cash or liquid securities to meet margin calls.

In general, reverse repurchase agreements and repurchase agreements allow each counterparty to re-pledge or resell the collateral securities to other counterparties.

H . Revenue Recognition

Net trading: Net trading includes: (i) all gains, losses, and income and expense (interest and dividend) from securities classified as investments-trading and trading securities sold, not yet purchased; (ii) interest income and expense from collateralized securities transactions; and (iii) commissions and riskless trading profits. Net trading is reduced by margin interest which is recorded on an accrual basis. Riskless trades are transacted through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Transactions that settle in the regular way are recognized on a trade date basis. Extended settlement transactions are recognized on a settlement date basis. The investments classified as trading are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services or, when independent broker quotations or market price quotations from third party pricing services are unavailable, valuation models prepared by management with the assistance of third-party valuation specialists as needed. The models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange. See note 9.

Investment banking and new issue: Investment banking and new issue revenue includes: (i) origination fees for financial instruments originated by the Company; (ii) revenue from advisory services; (iii) underwriting, (iv) new issue revenue associated with arranging the issuance of and placing newly created financial instruments; (v) as well as gains or losses earned on financial instruments

(Dollars in thousands)

classified as other investments, at fair value, that the Company receives in lieu of cash for services. Investment banking and new issue revenue is recognized when the Company's performance obligations have been satisfied and collectability is reasonably assured.

Principal transactions and other income: Principal transactions and other income include all gains, losses, and income (interest and dividend) from financial instruments classified as other investments, at fair value (excluding gains and losses on financial instruments received in lieu of cash for investment banking and new issue services), other investments sold, not yet purchased, and from investments in affiliates in the statement of financial condition.

Investments classified as other investments, at fair value and other investments sold, not yet purchased are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or, valuation models when quotations are not available. These models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Other income / (loss) includes interest earned on cash and cash equivalents, and other miscellaneous income. See note 9.

I. Leases

The Company is a tenant pursuant to several commercial office leases. All of the Company's leases are currently treated as operating leases. See note 16.

J. Recent Accounting Developments

In November 2024, the FASB issued ASU 2024-03, *Income Statement — Reporting Comprehensive Income Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses.* The ASU requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statements. The ASU is effective for all entities for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. The Company is currently evaluating the new guidance to determine the impact it may have on its financial statements.

In September 2025, the FASB issued ASU 2025-07, *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract.* The ASU clarifies derivative scope exceptions for certain contracts with underlings that are based on the operations or activities of one of the parties to the contract. The ASU also clarifies the applicability of ASC Topic 606, Revenue from Contracts with Customers, and its interaction with other ASC Topics (including ASC Topic 815 on derivatives and hedging and ASC Topic 321 on equity securities), in the accounting for share-based noncash consideration (such as warrants or shares) received from a customer for the transfer of goods or services. The ASU is effective for annual periods beginning after December 15, 2026 and interim periods within those periods. The Company is currently evaluating the new guidance to determine the impact it may have on its consolidated financial statements.

K. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. These determinations were based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates and, therefore, these estimates may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and cash equivalents: Cash is carried at cost, which is assumed to approximate fair value. The estimated fair value measurement of cash and cash equivalents is classified within level 1 of the valuation hierarchy.

Investments-trading: These amounts are carried at fair value. The fair value is based on either quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of investments-trading within the valuation hierarchy.

Other investments, at fair value: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent broker market quotations, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of other investments, at fair value within the valuation hierarchy.

Notes to Financial Statements
December 31, 2025
(Dollars in thousands)

Receivables under resale agreements: Receivables under resale agreements are carried at their contracted resale price, including accrued interest, have short-term maturities, and are re-priced frequently or bear market interest rates and, accordingly, these contracts are at amounts that approximate fair value. The estimated fair value measurements of receivables under resale agreements are based on observations of actual market activity and are generally classified within level 2 of the valuation hierarchy.

Trading securities sold, not yet purchased: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of trading securities sold, not yet purchased within the valuation hierarchy.

Other investments sold, not yet purchased: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of other investments sold, not yet purchased within the valuation hierarchy.

Securities sold under agreements to repurchase: The liabilities for securities sold under agreements to repurchase are carried at their contracted repurchase price, including accrued interest, have short-term maturities, and are repriced frequently with amounts normally due in one month or less and, accordingly, these contracts are at amounts that approximate fair value. The estimated fair value measurements of securities sold under agreements to repurchase are based on observations of actual market activity and are generally classified within level 2 of the valuation hierarchy.

Derivatives: These amounts are carried at fair value. Derivatives may be included as a component of investments-trading; trading securities sold, not yet purchased; and other investments, at fair value. See notes 7 and 9. The fair value is generally based on quoted market prices on an exchange that is deemed to be active for derivative instruments such as foreign currency forward contracts, equity derivatives, and Eurodollar futures. For derivative instruments such as TBAs and other forward agency MBS contracts, the fair value is generally based on market price quotations from third party pricing services. See note 6 for disclosures concerning the categorization of the fair value measurements within the valuation hierarchy.

4. RECEIVABLES FROM BROKERS, DEALERS, AND CLEARING AGENCIES

Amounts receivable from and payable to brokers, dealers, and clearing agencies consisted of the following as of December 31, 2025:

RECEIVABLES FROM BROKERS, DEALERS AND CLEARING AGENCIES
(Dollars in Thousands)

	December 31, 2025
Deposits with clearing organizations	$ 250
Unsettled regular way trades, net	3,281
Receivable from clearing organizations	42,641
Receivables from brokers, dealers and clearing agencies	$ 46,172

Deposits with clearing organizations represent contractual amounts the Company is required to deposit with its clearing agent, Pershing.

Receivables from clearing organizations are primarily comprised of cash received by the Company upon execution of short trades that is restricted from withdrawal by the clearing agent.

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to derivative trades executed on behalf of it or its customers, amounts receivable for securities failed to deliver and cash deposits. The Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties and has not incurred a material loss.   As a result, the Company has not recorded a credit loss allowance on these receivables.

Securities transactions that settle in the regular way are recorded on a trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables from or payables to brokers, dealers, and clearing agencies on the Company's statement of financial condition.

COHEN & COMPANY SECURITIES, LLC

Notes to Financial Statements
December 31, 2025
(Dollars in thousands)

5. FINANCIAL INSTRUMENTS

Investments-Trading

Investments-trading consisted of the following.

INVESTMENTS - TRADING
(Dollars in Thousands)

	December 31, 2025
U.S. government agency MBS and CMOs	$ 42,471
U.S. government agency debt securities	17,675
SBA loans	43,090
RMBS	3
Corporate bonds and redeemable preferred stock	18,449
Municipal bonds	3,813
Derivatives	4,651
Equity securities	10,424
Investments-trading	$ 140,576

Substantially all of the Company's investments-trading serve as collateral for the margin payable.

Trading Securities Sold, Not Yet Purchased

Trading securities sold, not yet purchased consisted of the following.

TRADING SECURITIES SOLD, NOT YET PURCHASED
(Dollars in Thousands)

	December 31, 2025
U.S. treasury securities	$ 23,802
Corporate bonds and redeemable preferred stock	8,107
Derivatives	4,245
Equity securities	463
Trading securities sold, not yet purchased	$ 36,617

The Company manages its exposure to changes in interest rates for the interest rate sensitive securities it holds by entering into offsetting short positions for similar fixed rate securities. See Note 9 for realized and unrealized gains recognized on investments-trading and trading securities sold, not yet purchased.

Notes to Financial Statements
December 31, 2025
(Dollars in thousands)

Other investments, at fair value

Other investments, at fair value consisted of the following.

OTHER INVESTMENTS, AT FAIR VALUE
(Dollars in Thousands)

	December 31, 2025
Equity securities	$ 11,529
Placement units and warrants	19,997
Other	3,318
Other investments, at fair value	$ 34,844

A total of $2,439 of the amounts shown in other investments, at fair value above serve as collateral for the Company's margin loan payable.

Equity Securities

This is comprised of restricted and unrestricted common shares and warrants held in publicly traded companies. See note 6 for a discussion of the determination of fair value.

Placement Units and Warrants

Placement units and warrants represent equity investments in SPACs. These units and warrants do not have redemption rights in the SPAC trust; so, they will generally become worthless if the SPAC does not complete a business combination within its allotted timeframe. They are not publicly traded. Upon completion of a business combination, these become publicly traded and the Company will carry them as a component of equity securities until liquidated. See note 6 for discussion of the determination of fair value.

Other

This consists of fair value receivables, convertible notes, and preferred stock. See note 6 for a discussion of the determination of fair value.

6. FAIR VALUE DISCLOSURES

Fair Value Measurements

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level valuation hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the hierarchy under FASB ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs, other than quoted prices, are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 Financial assets and liabilities with values that are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the valuation hierarchy. In such cases, the Company classifies the instrument based on the lowest level input that is significant to the valuation. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

A review of the valuation hierarchy classifications is conducted on an annual basis. The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2025, and indicates the valuation hierarchy of the valuation techniques utilized by the Company to determine such fair value.

Notes to Financial Statements
December 31, 2025
(Dollars in thousands)

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS
December 31, 2025
(Dollars in Thousands)

	Fair Value		Quoted Prices in Active Markets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	
Assets:								
Investments-trading:								
U.S. government agency MBS and CMOs	$	42,471	$	-	$	42,471	$	-
U.S. government agency debt securities		17,675		-		17,675		-
SBA loans		43,090		-		43,090		-
RMBS		3		-		3		-
Corporate bonds and redeemable preferred stock		18,449		-		18,449		-
Municipal bonds		3,813		-		3,813		-
Derivatives		4,651		-		4,651		-
Equity securities		10,424		10,369		55		-
Total investments - trading	$	140,576	$	10,369	$	130,207	$	-
Other investments, at fair value								
Equity securities	$	11,529	$	11,456	$	73	$	-
Placement units and warrants		19,997		-		19,997		-
Other		3,318				3,318		-
		34,844	$	11,456	$	23,388	$	-
Liabilities								
Trading securities sold, not yet purchased:								
U.S. treasury securities	$	23,802	$	23,802	$	-	$	-
Corporate bonds and redeemable preferred stock		8,107		-		8,107		-
Derivatives		4,245		-		4,245		-
Equity securities		463		463				-
Total trading securities sold, not yet purchased	$	36,617	$	24,265	$	12,352	$	-

U.S. government agency MBS and CMOs: These are securities that are generally traded over-the-counter. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. This is considered a level 2 valuation in the hierarchy.

U.S. government agency debt securities: Callable and non-callable U.S. government agency debt securities are measured primarily based on quoted market prices obtained from third party pricing services. Non-callable U.S. government agency debt securities are generally classified within level 1 and callable U.S. government agency debt securities are classified within level 2 of the valuation hierarchy.

SBA loans: The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices, internal valuation models using observable inputs, or market price quotations from third party pricing services. The Company generally classifies these investments within level 2 of the valuation hierarchy.

RMBS: The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. The Company generally classifies the fair value of these securities based on third party quotations within level 2 of the valuation hierarchy.

Corporate bonds and redeemable preferred stock: The Company uses recently executed transactions or third party quotations from independent pricing services to arrive at the fair value of its investments in corporate bonds, redeemable preferred stock, and foreign government bonds. These valuations are based on a market approach. The Company generally classifies the fair value of these bonds within level 2 of the valuation hierarchy. In instances where the fair values of securities are based on quoted prices in active markets (for example with redeemable preferred stock), the Company classifies the fair value of these securities within level 1 of the valuation hierarchy.

<u>Municipal bonds</u>: Municipal bonds, which include obligations of U.S. states, municipalities, and political subdivisions, primarily include bonds or notes issued by U.S. municipalities. The Company generally values these securities using third party quotations such as market price quotations from third party pricing services. The Company generally classifies the fair value of these bonds within level 2 of the valuation hierarchy. The valuations are based on a market approach. In instances where the Company is unable to obtain reliable market price quotations from third party pricing services, the Company will use its own internal valuation models. In these cases, the Company will classify such securities within level 3 of the valuation hierarchy until it is able to obtain third party pricing.

<u>Equity securities</u>: The fair value of equity securities that represent unrestricted investments in publicly traded companies (common or preferred shares, options, warrants, and other equity investments) are determined using the closing price of the security as of the reporting date. These are securities which are traded on a recognized liquid exchange and classified within level 1 of the valuation hierarchy.

The fair value of equity securities that represent restricted investments in publicly traded companies are generally valued using a model. The valuation will be considered Level 2 if the inputs to the model are observable. Otherwise, it will be considered a Level 3 valuation.

<u>Placement units and warrants</u>. These units and warrants represent equity interests in a SPAC that do not have redemption rights in the SPAC trust; so, they will generally become worthless if the SPAC does not complete a business combination within its allotted timeframe. They are not publicly traded. Upon completion of a business combination, these become publicly traded and the Company will carry them as a component of equity securities until liquidated. Placement units are all valued by a financial model and considered a Level 2 valuation. Placement warrants sometimes match the exact terms of the publicly traded warrants of the SPAC (which also do not have redemption rights). In those cases, the Company will use the public warrant price to determine fair value and consider it a Level 1 valuation. If the terms are different than the public warrant, the Company will determine fair value using a model and consider it a Level 2 valuation.

Other

This consists of fair value receivables, convertible bonds, and preferred stock. These are valued using a financial model and are considered Level 2 valuations.

<u>Derivatives</u>

Options

The Company acquires publicly traded options from time to time. These values are based on market prices in active markets and are generally valued as level 1 in the valuation hierarchy.

TBAs and Other Forward Agency MBS Contracts

The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. TBAs and other forward agency MBS contracts are generally classified within level 2 of the valuation hierarchy. If there is limited transaction activity or less transparency to observe market-based inputs to valuation models, TBAs and other forward agency MBS contracts are classified in level 3 of the valuation hierarchy. Unrealized gains on TBAs and other forward agency MBS contracts are included in investments-trading on the Company's statement of financial condition and unrealized losses on TBAs and other forward agency MBS contracts are included in trading securities sold, not yet purchased on the Company's statement of financial condition. See note 7.

<u>U.S. treasury securities</u>: U.S. Treasury securities include U.S. Treasury bonds and notes and the fair values of the U.S. Treasury securities are based on quoted prices in active markets. The Company classifies the fair value of these securities within level 1 of the valuation hierarchy.

<u>Level 3 Financial Assets and Liabilities</u>

Financial Instruments Measured at Fair Value on a Recurring Basis

There were no transfers into or out of investments measured at fair value and included in level 3 of the valuation hierarchy.

Notes to Financial Statements
December 31, 2025
(Dollars in thousands)

7.   DERIVATIVE FINANCIAL INSTRUMENTS

TBAs and Other Forward Agency MBS Contracts

The Company enters into TBAs and other forward agency MBS transactions for three main reasons.

(i)   The Company trades U.S. government agency obligations. In connection with these activities, the Company may be required to maintain inventory in order to facilitate customer transactions. In order to mitigate exposure to market risk, the Company may enter into the purchase and sale of TBAs and other forward agency MBS contracts.

(ii)   The Company also enters into TBAs and other forward agency MBS contracts in order to assist clients (generally small to mid-size mortgage loan originators) in hedging the interest rate risk associated with the mortgages owned by these clients.

(iii)   Finally, the Company may enter into TBAs and other forward agency MBS contracts on a speculative basis.

The Company carries the TBAs and other forward agency MBS contracts at fair value and includes them as a component of investments—trading or trading securities sold, not yet purchased in the Company's statement of financial condition.

At December 31, 2025, the Company had open TBAs and other forward agency MBS contract sale agreements in the notional amount of $1,197,975 and open purchase agreements in the notional amount of $1,179,500. Unrealized gain on TBAs and other forward agency MBS contracts of $4,651 is included as a component of investments – trading and unrealized loss on TBAs and other forward agency MBS contracts of $4,242 is included as a component of securities sold, not yet purchased in the statement of financial condition as of December 31, 2025. The Company recognized $3,039 of income on TBA and other forward agency MBS contracts which is included as a component of net trading in the statement of operations for the year ended December 31, 2025.

8.   COLLATERALIZED SECURITIES TRANSACTIONS

The Company enters into repurchase (repo) and reverse repurchase (reverse repo) agreements as part of its gestation repo business. In general, the Company will lend money to a counterparty after obtaining collateral securities from that counterparty via a reverse repurchase agreement. The Company will borrow money from another counterparty using those same collateral securities via a repurchase agreement. The Company seeks to earn net interest income on these transactions.

Gestation repo involves entering into repo and reverse repo transactions where the underlying collateral security represents a pool of newly issued mortgage loans. The borrowers (the reverse repo counterparties) are generally mortgage originators. The lenders (the repo counterparties) are a diverse group of the counterparties comprised of banks, insurance companies, and other financial institutions. The Company self-clears its gestation repo transactions.

Gestation trades can be structured in two ways:

On Balance Sheet: The Company executes a reverse repo with the borrower and a matching repo (with the same collateral and maturity date) with the lender. In this case the Company is a principal to each trade and is borrowing from one counterparty and lending to another and earning net interest margin. These transactions are referred to by the Company as on balance sheet gestation repo trades.

Agency Repo Similar to the on balance sheet repo, the Company first executes a reverse repo with the borrower and a matching repo (with the same collateral and maturity date) with the lender. However, in this case, all three parties (borrower, lender, and the Company) simultaneously enter into an assignment agreement. The effect of this assignment is to remove the Company as principal to the reverse repo and repo and have lender and borrower directly face each other in a repo trade. The Company receives a fee for its role in arranging the financing. These transactions are referred to by the Company as agency gestation repo trades.

Other Repo Transactions

In addition to the Company's gestation repo business, the Company may also enter into reverse repurchase agreements to acquire securities or other financial assets to cover short positions or as an investment. Additionally, the Company may enter into repurchase agreements to finance the Company's SBA loan or other securities positions held in inventory.   These repurchase and reverse repurchase agreements are generally cleared on a bilateral or triparty basis; no clearing broker is involved. These transactions are not matched.

Repo Information

At December 31, 2025, the Company held reverse repurchase agreements of $357,408 and the fair value of securities received as collateral

Notes to Financial Statements
December 31, 2025
(Dollars in thousands)

under reverse repurchase agreements was $360,586. At December 31, 2025, the Company had repurchase agreements of $400,391 and the fair value of securities pledged as collateral under repurchase agreements was $407,075. These amounts include collateral for reverse repurchase agreements that were re-pledged as collateral for repurchase agreements.

In accordance with ASC 210, the Company has elected the option to present all outstanding reverse repurchase and repurchase agreements on a gross basis even if the criteria to present on a net basis were met. As of December 31, 2025, the Company had no repurchase agreements and reverse repurchase agreements with the same counterparty that were eligible for netting.

The total net revenue earned by the Company on its gestation repo business (both on balance sheet and agency) was $19,213 for the year ended December 31, 2025.

Concentration

In the gestation repo business, the demand for borrowed funds is generated by the reverse repurchase agreement counterparty and the supply of funds is provided by the repurchase agreement counterparty.

The gestation repo business has been and continues to be concentrated as to reverse repurchase counterparties. The Company conducts this business with a limited number of reverse repo counterparties. As of December 31, 2025, the Company's gestation reverse repurchase agreements shown in the table below represented balances from 2 counterparties. The Company also has a limited number of repurchase agreement counterparties in the gestation repo business. However, that is more of a function of the limited number of reverse repurchase agreement counterparties that the Company conducts this business with rather than a reflection of the limited supply of funds. Therefore, the Company considers the gestation repo business to be concentrated on the demand side.

The following table is a summary of the remaining contractual maturity of the gross receivables under reverse repurchase agreements accounted for as secured borrowings:

Reverse Repurchase Agreements Accounted for as Secured Borrowings
(Dollars in Thousands)
December 31, 2025

	Remaining Contractual Maturity of the Agreements				
Collateral Type:	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
MBS (Gestation Repo)	$ -	$ 357,408	$ -	$ -	$ 357,408
	$ -	$ 357,408	$ -	$ -	$ 357,408
Netted reverse repurchase agreements					-
Amount recognized					$ 357,408

The weighted average interest rate of reverse repurchase agreements outstanding as of December 31, 2025, was 4.98%.

Notes to Financial Statements
December 31, 2025
(Dollars in thousands)

The following table is a summary of the remaining contractual maturity of the gross obligations under repurchase agreements accounted for as secured borrowings:

Repurchase Agreements Accounted for as Secured Borrowings
(Dollars in Thousands)
December 31, 2025

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Collateral Type:					
MBS (Gestation Repo)	$ -	$ 357,322	$ -	$ -	$ 357,322
SBA loans	43,069				43,069
	$ 43,069	$ 357,322	$ -	$ -	$ 400,391
Netted repurchase agreements					-
Amount recognized					$ 400,391

The weighted average interest rate of repurchase agreements outstanding as of December 31, 2025, was 4.47%.

9.   REVENUE

Investment banking and new issue:

The following table shows the components of investment banking and new issue revenue in the statement of operations for the year ended December 31, 2025:

INVESTMENT BANKING AND NEW ISSUE
(Dollars in Thousands)

	Cash	NonCash	Total
Underwriting	46,995	14,633	61,628
Advisory and other new issue	90,258	217,765	308,023
	137,253	232,398	369,651
Gains / (losses) on CCM financial instruments received as non-cash consideration			(186,751)
Investment banking and new issue revenue			182,900

The company provides investment banking and new issue services to a wide array of institutional clients including SPACs. In some cases, the Company will receive financial instruments in lieu of cash for its services. In these cases, the Company records investment banking and new issue revenue equal to the fair value of the instruments received.

Subsequent to receipt, the instruments are carried at fair value as a component of other investments, at fair value in the Company's consolidated balance sheets. Any realized or unrealized gains related to financial instruments received for these services incurred subsequent to recording the revenue will be included as an adjustment to the investment banking and new issue revenue. These gains and losses are separately shown in the table above.

At year end, the Company has a balance of $34,844 in other investments, at fair value. Nearly all of this balance represents the remaining carrying amount of the financial instruments received as noncash investment banking and new issue revenue. In terms of the remaining exposure to the Company from monetization of these amounts, this would represent the gross potential loss the Company could incur if these assets were liquidated for $0.

However, the Company has also accrued $18,505 in compensation to employees related to these amounts. The amount finally due to the employees is based on the final monetized amount (see note 11). The amount of compensation accrued presumes these investments are monetized for their carrying amount.   Therefore, if all these remaining other investments, at fair value, were liquidated for $0, the net loss for the Company would be $16,339.

The financial instruments the Company receives in these cases are often either (i) common stock investments that are restricted for resale for some period of time; (ii) convertible or non-convertible notes receivable that are not publicly traded; (iii) equity investments in special purpose entities that are not publicly traded; or (iv) placement units and warrants in SPACs; and (v) unrestricted common stock investments in public companies with low trading volumes. As a result, it may take a significant period of time to liquidate these financial instruments. The Company may suffer significant losses prior to final liquidation of these financial instruments

Notes to Financial Statements
December 31, 2025
(Dollars in thousands)

Net Trading:

The following table shows the components of net trading included in revenue in the statement of operations for the year ended December 31, 2025:

NET TRADING
(Dollars in Thousands)

	2025
Net realized gains / (losses)- trading inventory	$ 26,023
Net unrealized gains / (losses)-trading inventory	2,341
Gains and losses	28,364
Interest income-trading inventory	3,845
Interest income-receivables under resale agreements	34,893
Interest income	38,738
Interest expense-securities sold under agreement to repurchase	(32,766)
Interest expense-margin payable	(2,449)
Interest expense	(35,215)
Other trading revenue	15,460
Net trading	$ 47,347

Trading inventory includes investments classified as investments-trading as well as trading securities sold, not yet purchased. See note 5. For discussion of margin payable, see note 4. Other trading revenue includes revenue earned on our agency repo business (see note 8).

Principal Transactions and Other Income:

The following table shows the components of principal transactions and other income included in revenue in the statement of operations for the year ended December 31, 2025:

PRINCIPAL TRANSACTIONS AND OTHER
(Dollars in Thousands)

	2025
Principal transactions	$ 2
Other	48
Principal transactions income / (loss)	$ 50

In addition to the other investments, at fair value acquired by the Company in exchange for services described above in underwriting, advisory, and origination, the Company sometimes invests firm capital in investments not included in its trading operations to earn a return. This is referred to as its principal investing activities. The gains and losses incurred on these investments are included in principal transactions and other income in the consolidated statement of operation. Other income represents miscellaneous income earned by the Company.

10.   OTHER ASSETS AND OTHER LIABILITIES

Other assets are comprised of the following:

Other Assets
(Dollars in Thousands)

	December 31, 2025
Investment banking and new issue fees receivable, gross	$ 3,625
Allowance for credit losses	(1,000)
Investment banking and new issue fees receivable, net	2,625
Accrued interest receivable	1,830
Prepaid expenses and other miscellaneous assets	525
Other assets	$ 4,980

Investment banking and new issue fees receivable represent amounts owed to the Company from various counterparties for services rendered. Investment banking and new issue revenue is recognized when the Company's performance obligations have been satisfied and collectability is reasonably assured. However, in certain cases, collectability becomes doubtful at a later date. At each reporting period, the Company assesses the collectability of its investment banking and new issue receivables. Each receivable is unique and does not share similar risk characteristics to be pooled so they are evaluated on an individual basis. The Company records an allowance when, in management's judgement, one is necessary for credit losses. During 2025, the Company recorded a provision for credit losses of $1,677 which is included as a component of professional fees and other operating expenses in the statement of operations and fully wrote off $2,927 of receivables. It is the Company's policy to fully write off the receivable and related allowance when it has abandoned collection efforts.

Accrued interest receivable is comprised of income receivable on the Company's investments-trading.

Other liabilities consisted of the following at December 31, 2025:

Other Liabilities
(Dollars in Thousands)

	December 31, 2025
Interest and other income payable	$ 241
Margin payable	4
Accrued expenses and other miscellaneous liabilities	3,073
Other liabilities	$ 3,318

Interest and other income payable is mostly comprised of income payable on the Company's trading securities sold, not yet purchased.

(Dollars in thousands)

11. ACCRUED COMPENSATION

When the Company receives financial instruments in exchange for investment banking and new issue services, it records revenue equal to the fair value of the financial instrument on the date of recognition. The Company accrues compensation that it pays its employees that provide these services. In general, these arrangements call for the employee to earn a certain percentage of the ultimate cash proceeds of the financial instruments upon liquidation of the investment. No amounts are due to the employee until the investment is monetized. However, the Company estimates the amount that will be due and recognizes compensation expense and accrued compensation based on the initial fair value of the instruments received. Then, as unrealized gains or losses are recorded on the instruments, the Company adjusts the compensation expense and accrued compensation accordingly. The amount included in accrued compensation in the statement of financial condition represents the estimated amount due to the employees assuming all the financial instruments received for services were monetized at their carrying value on the reporting date.

Other routine compensation amounts are recorded through the Company's paymaster arrangement with the Parent are included in the Due to Parent if unpaid as of the reporting date. See note 18.

12. CREDIT FACILITY

Effective December 31, 2025, the Company has an outstanding credit facility with Byline Bank (the "Byline Credit Facility"). The Byline Credit Facility consists of a single $15,000 unsecured line of credit. The Byline Credit Facility is guaranteed by the Parent and the Operating LLC.

Loans under the Byline Credit Facility will bear interest at a per annum rate equal to the standard overnight financing rate ("SOFR") plus 6.0%, provided that in no event can the interest rate be less than 7.0%. The Company is required to pay on a quarterly basis an undrawn commitment fee at a per annum rate equal to 0.50% of the undrawn portion of Byline Bank's $15,000 commitment under the Byline Credit Facility.

Loans under the Byline Credit Facility must be used by the Company for working capital purposes and general liquidity. The Company may request a reduction in Byline Bank's $15,000 commitment in a minimum amount of $1,000 and multiples of $500 thereafter upon not less than five days' prior notice to the Lender. The Company may draw on the facility until June 18, 2026. Loans (both principal and interest) made by Byline Bank under the amended and restated agreement are scheduled to mature and become immediately due and payable in full on June 18, 2026.

The Company is subject to the following financial covenants in the Byline Credit Facility. As of December 31, 2025, the Company is in compliance with all of these financial covenants.

1. The Company's tangible net worth as defined must exceed $70,000.
2. The Company's excess net capital as defined in Rule 15c3-1 must exceed $30,000.
3. The total amount drawn on the facility must not exceed 25% of tangible net worth as defined.

The Company did not draw under the Byline Credit Facility during 2025.

During 2025, the Company recognized interest expense of $126 related to the Byline Credit Facility. This expense is included as a component of professional fees and other operating in the statement of operations.

13. RETIREMENT PLAN

The Operating LLC maintains a 401(k) savings plan covering substantially all of its employees, including those working on the operations of the Company. During 2025, the Operating LLC matched 50% of employee contributions for all participants not to exceed 3% of their salary. Contributions made to the plan on behalf of the Company's employees were $404 for the year ended December 31, 2025, and are included as a component of compensation and benefits in the statement of operations.

14. INCOME TAXES

The Company is treated as a pass-through entity for federal and state tax purposes and incurs no entity level taxes.

No federal or state taxes have been provided on profits of the Company since the member is individually liable for the taxes on its share of the Company's income or loss. In accordance with U.S. GAAP, the Company has defined the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the applicable taxing authority

(Dollars in thousands)

and requires measurement of a tax position meeting the "more likely than not" threshold, based on the largest benefit that is more than 50 percent likely to be realized. Tax positions not deemed to meet the "more likely than not" threshold are recorded as a tax benefit or expense in the current year. As of and during the year ended December 31, 2025, the Company did not have a liability for any unrecognized tax amounts. However, management's conclusions concerning its determination of "more likely than not" tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance and ongoing analyses of and changes to tax laws, regulations and interpretations thereof. If applicable, the Company recognizes interest accrued on unrecognized tax benefits in interest expense and penalties in other expenses on the statement of operations. During the year ended December 31, 2025, the Company did not incur any interest or penalties.

15. NET CAPITAL REQUIREMENT

The Company is subject to the net capital provision of Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires net capital of $250 as of December 31, 2025. As of December 31, 2025, the Company's net capital was $77,093 which exceeds the minimum requirements by $76,843.

16. RESERVE REQUIREMENTS

As of December 31, 2025, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplemental information of this report.

The Company self clears its repo business. In the repo business, the Company is a principal to every repo transaction. The repo counterparties are not considered customers under relevant regulatory rules.

17. COMMITMENTS AND CONTINGENCIES

The Company has an agreement with Pershing, whereby Pershing acts as a clearing broker for the Company. Under the agreement, the Company is required to maintain a deposit of $250 under the contract which is included as a component of receivables from brokers, dealers, and clearing agencies in the statement of financial condition.

Indemnifications

The Company, with its clearing agent Pershing has a reciprocal indemnification agreement which holds the Company harmless against any losses, claims, liabilities or expenses, including without limitation those asserted by its customers, if any employee or agent of Pershing has acted improperly.

Contingencies

The Company is a party to various routine legal proceedings and regulatory inquiries arising out of the ordinary course of the Company's business. Management believes that the results of these routine legal proceedings and regulatory matters will not have a material adverse effect on the Company's financial condition, or on the Company's operations and cash flows. However, the Company cannot estimate the legal fees and expenses to be incurred in connection with these routine matters and, therefore, is unable to determine whether these future legal fees and expenses will have a material impact on the Company's operations and cash flows. It is the Company's policy to expense legal and other fees as incurred.

In accordance with FASB ASC 450-20 *Loss Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of any open matters as of the date of this report will not have a material adverse effect on the financial condition of the Company.

Leases

The Company leases office space and certain computer and related equipment under noncancelable operating leases. The Company determines if an arrangement is a lease at the inception date of the contract. The Company measures operating lease liabilities using an estimated incremental borrowing rate as there is no rate implicit in the Company's operating lease arrangements. An incremental borrowing rate was calculated for each operating lease based on the term of the lease, the U.S. Treasury term interest rate, and an estimated spread to borrow on a secured basis.

Rent expense is recognized on a straight-line basis over the lease term and is included in business development, occupancy, and equipment expense in the statement of operations.

As of December 31, 2025, all of the leases to which the Company was a party were operating leases. The weighted average remaining term of the leases was 5.1 years. The weighted average discount rate for the leases was 6.25%.

Maturities of operating lease liability payments consisted of the following.


FUTURE MATURITY OF LEASE LIABILITIES
(Dollars in Thousands)


	As of December 31, 2025
2026	$ 578
2027	617
2028	520
2029	241
2030	294
Thereafter	478
Total	2,728
Less imputed interest	(418)
Lease obligation	$ 2,310

During 2025, total cash payments of $551 were recorded as a reduction in the operating lease obligation. No cash payments were made to acquire right of use assets. During 2025, total rent expense of $1,934 was recorded and included as a component of business development, occupancy, and equipment. This included $1,366 net rent expense allocated from the Parent.

18.   RELATED PARTY TRANSACTIONS

The Company has identified the following related party transactions for the year ended December 31, 2025. The transactions are listed by related party.

The Parent

The Company has entered into three ongoing arrangements with its Parent:

The Company has entered into a paymaster agreement with its Parent. The paymaster agreement calls for the Parent to handle all payment processing for the Company. The related costs are recorded on the Company's books and records and a corresponding payable to the Parent is recorded.

The Company has entered into an expense sharing agreement with its Parent under which the Company receives certain personnel, infrastructure and administrative support, including office space, technology, systems, equipment and other services. These costs are included as a component of compensation and benefits as well as business development, occupancy, and equipment costs in the statement of operations. When the Parent bills the Company for shared services, the expense is recorded on the Company's books and the Company records a corresponding payable to the Parent. The Company reimburses the Parent for such services. For the year ended December 31, 2025, the Company reimbursed the parent $14,693 under this agreement.

Notes to Financial Statements
December 31, 2025
(Dollars in thousands)

The Company may reimburse the Parent for the paymaster and expense sharing amount throughout each month of the year based on estimated amounts. At the end of each month when final amounts are determined, any remaining amount due or any overpayment made is applied against the next month's amounts. At December 31, 2025, the Company had $23,323 payable to the Parent related to expense sharing and paymaster agreements, which is included in due to Parent in the accompanying statement of financial condition.

The Company also has a line of credit agreement with the Parent under which the Company may draw funds for working capital purposes. The line of credit bears interest at an annual rate of 12%. The Company did not utilize this line of credit during 2025.

BTC Development Corp.

BTC Development Corp. is a related party because Betsy Cohen, the mother of Daniel Cohen is a member of the board of directors of BTC Development Corp. Cohen Securities was the lead underwriter in BTC Development Corp. SPAC IPO and received an underwriter fee of $1,348 and 173,250 placement units. The Company recorded $1,610 of investment banking and new issue revenue related to this transaction.

Crane Harbor Acquisition Corp. II

Crane Harbor Acquisition Corp. II is a related party because Edward Cohen and Jonathan Cohen, the father and brother of Daniel Cohen, respectively, are members of the board of directors of Crane Harbor Acquisition Corp. Cohen Securities was the lead underwriter in Crane Harbor Acquisition Corp. II SPAC IPO and received an underwriting fee of $2,400 and 240,000 placement units in Crane Harbor Acquisition Corp. II. The Company recorded $2,762 of investment banking and new issue revenue related to this transaction.

Columbus Circle SPAC

The Columbus Circle SPAC is a related party as it is an equity method investment of the Parent. The Company recorded $17,096 of investment banking and new issue revenue related to services provided to Columbus Circle SPAC during 2025.

Notes to Financial Statements
December 31, 2025
(Dollars in thousands)

19.   CONCENTRATION OF CREDIT RISK

As of December 31, 2025, the Company held substantially all of its cash and cash equivalents with Byline Bank. From time to time, the balances may exceed federally insured limits.   If Byline Bank fails under its obligation as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, mortgage originators, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. With respect to the Company's investments in securities, until these securities are sold or mature, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when they come due.

Any default, bankruptcy, or reorganization of the Company's clearing broker or clearing agent could have a substantial negative impact on the Company as the Company clears all trades through these entities. These entities hold the Company's securities account as well as accounts on behalf of all the Company's customers.

20.   SUPPLEMENTAL CASH FLOW INFORMATION

Cash flows from investments (including derivatives) classified as investments-trading or trading securities sold, not yet purchased are presented on a net basis as a component of cash flows from operations. Cash flows from investments (including derivatives) classified as other investments, at fair value or other investments sold, not yet purchased are presented on a gross basis as a component of cash flows from investing.

Interest paid by the Company on its debt was $76 for the year ended December 31, 2025. This was comprised of unused fees on the Company's line of credit. The Company made no payments for income taxes. See note 13.

During the year ended December 31, 2025, the Company had the following material non-cash transactions:

- The Company received financial assets of $232,398 in exchange for investment banking and new issue services. See note 9 for more information.

When the Company receives financial assets for services it treats the receipt as a non-cash item. When it ultimately monetizes these financial instruments, the proceeds are included in investing activities on the statement of cash flows.

21.   SEGMENT INFORMATION

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of

- (i)   trading activities which include execution and brokerage services, riskless trading activities as well as gains and losses and income and expense earned on securities and derivatives classified as trading;
- (ii)   revenue earned on the Company's gestation repo financing program and
- (iii)   Investment banking and new issue revenue comprised of (a) origination fees for newly created financial instruments; (b) revenue from advisory services; (c) underwriting; (d) revenue associated with arranging and placing the issuance of newly created financial instruments; and (e) gains and losses on financial instruments received as compensation for services.

The Company has identified its CEO as its chief operating decision maker ("CODM"). The chief operating decision maker assesses performance and decides how to allocate resources based on net income that also is reported on the statement of operations as net income. The measure of segment assets is reported on the statement of financial conditions as total assets.

In addition, the Company uses excess net capital (see note 14), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to invest or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The CODM also reviews compensation expense as a percentage of revenue. For 2025, that percentage was 58%.

Notes to Financial Statements
December 31, 2025
(Dollars in thousands)

The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. See note 3.

SUPPLEMENTAL INFORMATION

Cohen & Company Securities, LLC
(a wholly owned subsidiary of Cohen & Company Securities Holdings, LP)
SUPPLEMENTAL INFORMATION
December 31, 2025
(Dollars in thousands)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule 1

Net capital calculation (Dollars in Thousands)	December 31, 2025
Total member's equity	$ 104,415
Allowable credits	2,183
Deductions and / or charges:	
Non allowable assets	(20,023)
Other deductions and / or charges	(409)
Total deductions and / or charges	(20,432)
Net capital before haircuts on securities positions	86,166
Haircuts on securities positions	(9,073)
Net capital	77,093
Computation of alternative net capital requirement:	
2% of aggregate debit items (or $250 if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation.	250
Additional requirement	-
Net capital requirement	250
Net capital in excess of minimum requirement	$ 76,843
Statement pursuant to paragraph (d)(4) of Rule 17a-5: There are no material differences between the above computation of Net Capital under Rule 15c3-1 and the computation included in the unaudited FOCUS Report Part II of Form X-17A-5 as of December 31, 2025 and filed by the Company on January 27, 2026.	

Cohen & Company Securities, LLC
(a wholly owned subsidiary of Cohen & Company Securities Holdings, LP)
SUPPLEMENTAL INFORMATION
December 31, 2025
(Dollars in thousands)

Computation for Determination of Reserve Requirements under 15c3-3 of the Securities and Exchange Commission

Schedule 2

The Company claims an exemption from SEC Rule 15c3-3 as of December 31, 2025, based upon Section (k)(2)(ii). The Company clears all customer transactions through Pershing LLC on a fully disclosed basis.

Cohen & Company Securities, LLC
(a wholly owned subsidiary of Cohen & Company Securities Holdings, LP)
SUPPLEMENTAL INFORMATION
December 31, 2025
(Dollars in thousands)

Exemption Report for Fiscal Year Ended 2025
of
J.V.B. Financial Group, LLC

Cohen & Company Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to Be Made by Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, for the fiscal year-ended 2025, the Company states the following:

1.   The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2): (ii)

2.   The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

3.   The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Douglas Listman, as the Chief Financial Officer of the Company, swear that to my best knowledge and belief, this Exemption Report is true and correct.

Dated: February 27 2025

Cohen & Company Securities, LLC

By: /s/ DOUGLAS LISTMAN
     Douglas Listman
     Chief Financial Officer



GRANT THORNTON LLP

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2001 Market St., Suite 800
Philadelphia, PA 19103

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Cohen & Company Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Cohen & Company Securities, LLC (a Delaware Limited Liability Company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions"), (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception and 3) the Company is also filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to participating in proprietary trading, and the Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraphs (a) and (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts, as defined in Rule 15c3-3, throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 and in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 27, 2026